United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ALCOA INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	1-3610	25-0317820
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

390 Park Avenue New York, New York	10022-4608
(Address of principal executive offices)	(Zip Code)

            Audrey Strauss                                          212-836-2732

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Unless the context indicates otherwise, the terms “Alcoa, “ “Company,” “we,” “its,” “us” and “our” refer to Alcoa Inc. and all subsidiaries consolidated for the purposes of its financial statements. The “Conflict Minerals Rule” means, collectively, Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Applicability of the Conflict Minerals Rule to Our Company

Alcoa is a global leader in lightweight metals engineering and manufacturing. Alcoa’s innovative, multi-material products, which include aluminum, titanium, and nickel, are used worldwide in aircraft, automobiles, commercial transportation, packaging, building and construction, oil and gas, defense, consumer electronics, and industrial applications. Alcoa is also the world leader in the production and management of primary aluminum, fabricated aluminum, and alumina combined, through its active participation in all major aspects of the industry. Aluminum (primary and fabricated) and alumina represented approximately 80% of Alcoa’s revenues in 2013. Alcoa’s operations consist of four worldwide reportable segments: Alumina, Primary Metals, Global Rolled Products, and Engineered Products and Solutions.

We are subject to the Conflict Minerals Rule because Conflict Minerals are necessary to the functionality or production of certain discrete products or product lines manufactured by Alcoa. These products consist of certain air foil and structural super alloy investment castings and select titanium alloys, certain fastening systems or components, certain building and construction products, coated aluminum wheels, a wrought aluminum alloy product, certain coated aluminum sheet and plate products and an aluminum alloy billet product. Conflict Minerals content constitutes a small portion of the materials content of these in-scope products. As a general matter, alumina, most primary aluminum products, bare or uncoated aluminum rolled products and many engineered products do not contain any Conflict Minerals.

For 2013, we generally did not directly source Conflict Minerals from smelters or refiners, and we did not have direct relationships with any Conflict Minerals mines. We therefore have limited influence over these upstream parties. Furthermore, because of the depth and geographic diversity of our supply chain, and due to competitive factors, we often have significant difficulty identifying parties upstream from our direct suppliers. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure responsible sourcing of Conflict Minerals by our supply chain.

Reasonable Country of Origin Inquiry Information

We conducted a “reasonable country of origin inquiry” (“RCOI”) within the meaning of the Conflict Minerals Rule to determine the origin of the necessary Conflict Minerals contained in our in-scope products. To the extent applicable, we utilized the same processes and procedures that we used for our due diligence. We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013). For a discussion of the due diligence measures that we performed in respect of 2013, see the Conflict Minerals Report filed as an exhibit to this Form SD.

In connection with our RCOI, we determined that the necessary tin contained in certain of our in-scope products originated from smelters that we have no reason to believe sourced ore from within the Democratic Republic of the Congo (“DRC”) and its adjoining countries, or that we reasonably believe sourced from recycled or scrap sources. These products were selected titanium alloys manufactured by our Power and Propulsion business unit and a wrought aluminum alloy product manufactured by our Forgings and Extrusions business unit. None of these products contained Conflict Minerals from any other sources.

In connection with our RCOI, we also determined that, for at least part of 2013, the tantalum and tungsten in certain of our products were from sources that we reasonably believe were recycled or scrap. The products that contained these Conflict Minerals also contained tantalum and tungsten (not from recycled or scrap) for which we were not able to determine the origin. These products are indicated in the Conflict Minerals Report filed as an exhibit to this Form SD.

As required by the Conflict Minerals Rule, the foregoing information is available at the following Internet website: http://www.alcoa.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: http://www.alcoa.com.

We have filed a Conflict Minerals Report because, for 2013, certain of our in-scope products had at least some necessary Conflict Minerals content of undetermined origin. However, to date, we are unaware and have no knowledge that any of the necessary Conflict Minerals contained in our in-scope products directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2—Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report for the calendar year ended December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Alcoa Inc.
(Registrant)

By:	/s/ Audrey Strauss	June 2, 2014
Name:	Audrey Strauss
Title:	Executive Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit	Description

1.02	Conflict Minerals Report for the calendar year ended December 31, 2013